                                                                     EXHIBIT (g)

                         INDEX TO FINANCIAL STATEMENTS


                                                                Page
                                                                ----

 AUDITED FINANCIAL STATEMENTS
 Report of Independent Certified Public Accountants             F-2

 Consolidated Balance Sheets as of
   December 31, 1994 and 1995                                   F-3

 Consolidated Statements of Operations for the
   years ended December 31, 1993, 1994 and 1995                 F-4

 Consolidated Statements of Stockholders' Equity for the
   years ended December 31, 1993, 1994 and 1995                 F-5

 Consolidated Statements of Cash Flows for the
   years ended December 31, 1993, 1994 and 1995                 F-6

 Notes to Consolidated Financial Statements                     F-8


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Koo Koo Roo, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheets of Koo Koo Roo, Inc. and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Koo Koo Roo, Inc. and its subsidiaries and Color Me Mine, Inc., which has been accounted for as a pooling of interests as described in Note 14 to the consolidated financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Koo Koo Roo, Inc. and subsidiaries as of December 31, 1994 and 1995 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                            BDO SEIDMAN, LLP


Los Angeles, California
March 8, 1996, except for Note 14
 which is as of March 22, 1996

                      KOO KOO ROO, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   December 31,
                                                           ---------------------------
                                                               1994           1995
                                                           ------------   ------------
                                                             (Restated)     (Restated)
                   ASSETS
                   ------

Current Assets:
 Cash and cash equivalents                                  $    544,185    $  3,501,815
 Marketable securities (Note 3)                                        -       3,663,111
 Inventories                                                     106,180         186,742
 Prepaid expense and other                                       334,489         680,703
                                                            ------------    ------------

       Total current assets                                      984,854       8,032,371

Property and equipment, net (Note 4)                           5,777,203      14,270,703

Intangibles and other assets (Note 5)                          1,594,350       4,251,586
                                                            ------------    ------------

                                                            $  8,356,407    $ 26,554,660
                                                            ============    ============

   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------

Current Liabilities:
 Accounts payable                                           $    535,767    $  1,660,899
 Accrued payroll                                                 215,934         491,169
 Accrued store closing costs (Notes 10 and 11)                   312,920         546,463
 Other accrued liabilities                                       704,819       1,416,236
 Deferred franchise revenue                                      610,000               -
                                                            ------------    ------------
       Total current liabilities                               2,379,440       4,114,767
                                                            ------------    ------------

Notes and loans payable - long term                               75,000         178,646
                                                            ------------    ------------
Minority interest (Note 6)                                     2,154,323         718,109
                                                            ------------    ------------

Commitments and contingencies (Notes 3, 10, 11 and 12)

Stockholders' Equity (Notes 6, 7, 10 and 14)
 Preferred stock, $.01 par value, 5,000,000
   shares authorized; none issued or outstanding                       -               -
 Common stock, $.01 par value, 25,000,000
   shares authorized; 8,901,339 and
   14,329,851 shares issued and outstanding                       89,013         143,299
 Additional paid-in capital                                   14,998,672      40,467,687
 Accumulated deficit                                         (11,339,441)    (18,274,719)
 Treasury stock, 60,000 and 84,352 shares, at cost                  (600)         (2,242)
 Common stock issued for unearned compensation                         -        (790,887)
                                                            ------------    ------------
       Total stockholders' equity                              3,747,644      21,543,138
                                                            ------------    ------------
                                                            $  8,356,407    $ 26,554,660
                                                            ============    ============

          See accompanying notes to consolidated financial statements.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Year ended December 31,
                                        ------------------------------------------
                                            1993           1994           1995
                                        ------------   ------------   ------------
                                                                       (Restated)
Revenues:
 Sales                                  $ 4,806,615    $ 8,772,251    $20,298,583
 Other                                      275,000        210,938        597,697
                                        -----------    -----------    -----------

   Total                                  5,081,615      8,983,189     20,896,280
                                        -----------    -----------    -----------

Cost of sales:
 Food and paper                           1,768,092      3,367,400      7,323,220
 Labor costs                              1,589,788      3,089,820      7,199,229
                                        -----------    -----------    -----------

   Total                                  3,357,880      6,457,220     14,522,449
                                        -----------    -----------    -----------

   Gross profit                           1,723,735      2,525,969      6,373,831
                                        -----------    -----------    -----------

Operating expenses:
 Loss on store closings (Note 10)           485,508        424,633        586,605
 Occupancy expense (Note 11)                752,162      1,236,910      1,858,730
 Other operating expenses                 2,705,481      5,727,696     10,979,552
                                        -----------    -----------    -----------

   Total                                  3,943,151      7,389,239     13,424,887
                                        -----------    -----------    -----------

   Loss before minority interest         (2,219,416)    (4,863,270)    (7,051,056)

Minority interest in loss (Note 6)                -         81,731        140,221
                                        -----------    -----------    -----------

Net loss                                $(2,219,416)   $(4,781,539)   $(6,910,835)
                                        ===========    ===========    ===========

Net loss per common share                     $(.48)         $(.63)         $(.57)
                                        ===========    ===========    ===========

Weighted average number of common
 and common equivalent shares             4,611,278      7,626,788     12,093,539
                                        ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                             Common Stock          Additional
                                       -------------------------     Paid-in      Accumulated     Treasury    Unearned
                                          Shares        Amount       Capital        Deficit        Stock     Compensation
                                       -------------   ---------   -----------   -------------   ---------   -------------
Balance, January 1, 1993                  4,210,000    $ 42,100    $ 6,065,563   $ (4,351,854)    $     -       $       -
Stock Issuances:
 Private placement (Note 7)               1,114,295      11,143      3,097,387              -           -               -
 Exercise of stock options                  108,000       1,080        512,920              -           -               -
 Payment of expenses                        434,730       4,347        610,800              -           -               -
 Payment of stockholders'
  loans                                     700,000       7,000        343,000              -           -               -
 Acquisition of assets (Note 8)           1,000,000      10,000        326,870              -           -               -
Cancellation of outstanding
 shares (Note 7)                           (400,000)     (4,000)         4,000              -           -               -
Other                                             -      50,919              -              -           -
Net loss for the year                             -           -              -     (2,219,416)          -               -
                                         ----------    --------    -----------   ------------    --------    ------------
Balance, December 31, 1993                7,167,025      71,670     11,011,459     (6,571,270)          -               -

Stock Issuances:
 Private placement
  warrants (Note 7)                         600,005       6,000      2,394,020              -           -               -
 Exercise of stock options                  489,444       4,895        765,271              -           -               -
 Exercise of warrants                       511,228       5,112        265,388              -           -               -
 Payment of certain expenses                 11,448         114         59,386              -           -               -
 Sale and repurchase regarding
 proposed financing
 transaction (Note 10)                       60,000         600              -              -        (600)              -
 Acquisition of assets                       85,189         852        499,148              -           -               -
Cancellation of outstanding
 shares (Note 7)                           (400,000)     (4,000)         4,000              -           -               -
Net loss for the year                             -           -              -     (4,781,539)          -               -
                                         ----------    --------    -----------   ------------    --------    ------------
Balance, December 31, 1994                8,524,339      85,243     14,998,672    (11,352,809)       (600)              -
Acquisition (Note 14)                       377,000       3,770              -         13,368           -               -
                                         ----------    --------    -----------   ------------    --------    ------------
Balance, December 31, 1994
 as restated                              8,901,339      89,013     14,998,672    (11,339,441)       (600)              -
Stock Issuances:
 Private placements                       3,985,821      39,858     17,621,767              -           -               -
 Exercise of stock options                   61,722         617        221,216              -           -               -
 Exercise of warrants                       480,000       4,801      1,987,200              -           -               -
 Acquisition of minority interest           300,000       3,000      1,908,735              -        (242)              -
 Payment of expenses                        159,560       1,596        862,261              -           -               -
 Acquisition of assets                      241,409       2,414      1,924,836              -           -               -
 Employment contract
 extension (Note 12)                        200,000       2,000        943,000              -           -        (945,000)
 Acquisition of treasury stock                    -           -              -              -      (1,400)              -
Distributions to shareholders                     -           -              -        (24,443)          -               -
Amortization of deferred
 compensation                                     -           -              -              -           -         154,113
Net loss for the year                             -           -              -     (6,910,835)          -               -
                                         ----------    --------    -----------   ------------    --------    ------------
Balance, December 31, 1995               14,329,851    $143,299    $40,467,687   $(18,274,719)    $(2,242)      $(790,887)
                                         ==========    ========    ===========   ============    ========    ============

          See accompanying notes to consolidated financial statements.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Year ended December 31,
                                               -------------------------------------------
                                                   1993           1994           1995
                                               ------------   ------------   -------------
                                                                              (Restated)

Cash Flows From Operating Activities:
 Net loss                                      $(2,219,416)   $(4,781,539)   $ (6,910,835)
 Adjustments to reconcile net loss to
   net cash used in operating activities:
     Depreciation and amortization                 312,444        640,259       2,153,116
     Deferred franchise revenue                    120,000        490,000         (80,000)
     Other                                         218,115         34,500         190,733
     Minority interest in net loss                       -        (81,731)       (140,221)
     Assets written off or abandoned               438,781        164,993         695,104
     Changes in operating assets and
       liabilities:
     Inventories                                    (2,189)       (31,503)        (80,562)
     Prepaid expenses and other                   (624,163)       401,873        (347,614)
     Accounts payable                               60,523        202,583       1,125,132
     Accrued expenses and other
       liabilities                                 213,656        361,938       1,220,195
                                               -----------    -----------    ------------

 Net cash used in operating activities          (1,482,249)    (2,598,627)     (2,174,952)
                                               -----------    -----------    ------------

Cash Flows From Investing Activities:
 Sale (acquisition) of marketable
   securities                                            -              -      (3,663,111)
 Acquisition of property and equipment            (509,663)    (3,756,883)    (10,155,235)
 Lease acquisition and other costs                (558,803)      (280,503)       (126,660)
 Pre-opening costs                                       -              -      (1,286,662)
 Lease security deposits                           (14,734)       (48,845)        (90,911)
                                               -----------    -----------    ------------

 Net cash used in investing activities          (1,083,200)    (4,086,231)    (15,322,579)
                                               -----------    -----------    ------------

                      KOO KOO ROO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONCLUDED)

                                                    Year ended December 31,
                                           -----------------------------------------
                                               1993          1994           1995
                                           ------------   -----------   ------------
                                                                         (Restated)

Cash Flows From Financing Activities:
 Proceeds from loans payable                   888,000       115,000        103,646
 Payments on loans payable                    (538,000)            -       (115,000)
 Minority capital contributions                      -     2,234,150        615,500
 Proceeds of private placements              3,108,530     2,400,020     17,661,625
 Exercise of common stock options and
   warrants                                    514,000     1,040,666      2,213,833
 Other                                           1,500             -        (24,443)
                                            ----------    ----------    -----------

 Net cash provided by financing
   activities                                3,974,030     5,789,836     20,455,161
                                            ----------    ----------    -----------

Net Increase (Decrease) in Cash
 and Cash Equivalents                        1,408,581      (895,022)     2,957,630

Cash and Cash Equivalents,
 beginning of period                            30,626     1,439,207        544,185
                                            ----------    ----------    -----------

Cash and Cash Equivalents,
 end of year                                $1,439,207    $  544,185    $ 3,501,815
                                            ==========    ==========    ===========

          See accompanying notes to consolidated financial statements.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    Business

    Koo Koo Roo, Inc. (the "Company") operates under the name Koo Koo Roo California Kitchen casual dining restaurants featuring flame-broiled skinless chicken, rotisserie chicken, hand-carved turkey, salads, sandwiches and fresh-baked goods. To complement its principal business, the Company has expanded to provide, under the name Arrosto Coffee Company, a variety of fresh-roasted coffees, pastries and other coffee-related products and merchandise.

    Principles of Consolidation

    The consolidated financial statements include the accounts of the Company, its subsidiaries and limited partnerships in which the Company held a controlling interest. All significant intercompany transactions and balances are eliminated.

    Accounting Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents. The Company maintains a significant portion of its cash balance in two financial institutions.

    Marketable Securities

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in debt and equity securities into three categories: held-to-maturity, available-for-sale, or trading. Held-to-maturity investments are valued at amortized cost. Available-for-sale investments are valued at fair value with the net unrealized gains or losses shown as a separate component of stockholders' equity until realized. Trading investments are also valued at fair value but net unrealized gains or losses are included in earnings.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 1 - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Concentration of Credit Risks

    The Company maintains cash balances at various financial institutions. Deposits not to exceed $100,000 for each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 1995, the Company has uninsured cash and cash equivalents in the amount of $4,100,000.

    Inventories

    Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. Inventories are comprised of food and restaurant supplies.

    Equipment and Depreciation

    Equipment is recorded at cost and is depreciated over estimated useful lives of 5 to 7 years using the straight-line method. Leasehold improvements are recorded at cost and are amortized over the lesser of the estimated useful lives of the property or the lease term using the straight line method.

    Change of Fiscal Year

    Effective December 31, 1995, the Company changed its fiscal year from June 30 to December 31. Accordingly, the Company has elected to restate prior financial statements solely to conform to a 12 month period ending December 31 (see Note 2).

    Store Locations

    The following is an analysis of Company-owned and franchised restaurants opened and operated during the periods (not including six Arrosto Coffee Company locations and four Color Me Mine studios open as of December 31, 1995. Each of the Arrosto locations is located in a Koo Koo Roo restaurant identified in the table):

                                  Year Ended December 31,
                                 -------------------------
                                  1993      1994     1995
                                 -------   ------   ------
    Numbers of restaurants:
    At beginning of period:
      Company-owned                 6         6         8
      Franchised                    3         1         -
    Opened during period:
      Company-owned                 2/(A)/    2         9/(C)/
      Franchised                    1/(B)/    -         1
    Closed during period:
      Company-owned                 2/(B)/    -         1
      Franchised                    3/(A)/    1         1/(C)/
    At end of period:
      Company-owned                 6         8        16
      Franchised                    1         -         -

-------------
(A) One franchised restaurant was acquired as a Company-owned restaurant in June 1993.
(B) One Company-owned restaurant was sold to a franchisee in November, 1993.
(C) One franchised restaurant was acquired as a Company-owned restaurant in August 1995.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 1 - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Pre-Opening Costs

    Pre-Opening costs consisting primarily of occupancy costs, salaries and related expenses are incurred by the Company prior to the opening of new restaurants. These expenses are capitalized and are amortized over a 12 month period beginning with the month in which the restaurant opens.

    Lease Acquisition Costs

    Lease acquisition costs are being amortized over the term of each respective lease beginning with the opening month of the restaurant's operation.

    Income Taxes

    The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets using enacted rates in effect in the years in which the differences are expected to reverse.

    Net Loss Per Common Share

    Net loss per common share has been computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares representing the common shares that would be issued on exercise of convertible securities and outstanding stock options and warrants reduced by the number of shares which could be purchased from the related exercise proceeds are not included since their effect would be anti-dilutive.

    New Accounting Pronouncements

    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121) issued by the Financial Accounting Standards Board (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, certain identifiable intangible assets and goodwill, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

    Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) issued by the Financial Accounting Standards Board (FASB) is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. At the present time, the Company has not determined if it will change its accounting policy for stock based compensation or only provide the required financial statement disclosures. As such, the impact on the Company's financial position and results of operations is currently unknown.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 2 - TRANSITION REPORT

    During 1995 the Company amended its By-laws to change its fiscal year end from June 30 to December 31 commencing with the period ended December 31, 1995. In accordance with this change in year end the Company has reported its financial results for the years ended December 31, 1993, 1994 and 1995 on a 12 month basis.

    The restated financial results involve only a re-combination of previously reported results in order to accomplish the change from a June 30th to a December 31st year end. There are no changes to the Company's historical financial results.

NOTE 3 - MARKETABLE SECURITIES

    At December 31, 1995 marketable securities consist of $3,663,111 face value (which approximates market value) of U.S. Treasury Notes maturing at various dates from August 31, 1996 to February 29, 2000. Interest rates on these notes
range from 6.125% to 7.75%.   These securities are classified as "Available-for-
sale" and included within current assets since management intends to convert these investments to cash during the fiscal year ending December 31, 1996.


NOTE 4 - PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                            December 31,
                                    ----------------------------
                                        1994           1995
                                    ------------   -------------
    Leasehold improvements          $ 2,973,990    $  7,997,098
    Machinery and equipment           2,659,155       5,144,284
    Furniture and fixtures            1,032,306       2,021,527
    Construction-in-progress            299,022       1,248,244
                                    -----------    ------------
                                      6,964,473      16,411,153
    Accumulated depreciation
     and amortization                (1,187,270)    ( 2,140,450)
    Net Property and equipment      $ 5,777,203    $ 14,270,703
                                    ===========    ============

    As of December 31, 1995, the estimated cost to complete construction-in-progress is approximately $4.2 million.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 5 - INTANGIBLES AND OTHER ASSETS

    Intangibles and other assets consists of the following:

                                                              December 31,
                                                         -----------------------
                                                            1994         1995
                                                         ----------   ----------
        Lease security deposits                          $  192,164   $  275,240
        Lease acquisition costs, net of accumulated
          amortization of $19,654 and $81,481               934,842    1,511,328
        Pre-opening costs, net of accumulated
          amortization of $184,629 and $454,455                   -      840,891
        Other intangibles, net of accumulated
          amortization of $126,579 and $394,535             467,344    1,624,127
                                                         ----------   ----------
        Net Intangible and other assets                  $1,594,350   $4,251,586
                                                         ==========   ==========

NOTE 6 - MINORITY INTEREST IN SUBSIDIARIES

    Minority interest represents i) the limited partners' interest in three partnerships, which are controlled by the Company, formed to establish new Koo Koo Roo restaurants; and ii) a 10% ownership interest in Color Me Mine held by its founders. Pursuant to the partnership agreements, profits and losses are allocated based on various factors including historical profits and losses and cash distributions. The financial results of these partnerships have been consolidated into those of the Company. The Company shares the general and limited partnership interest in one remaining partnership. The other partners' equity is shown as minority interest on the accompanying consolidated balance sheet.

    On September 26, 1995, the Company agreed to purchase the limited partner's minority interest in three Los Angeles restaurants. As consideration for this purchase, the Company issued 300,000 shares of its unregistered common stock of which 24,152 shares were returned to the Company as treasury stock.

NOTE 7 - STOCKHOLDERS' EQUITY

    Private Placement Offerings

    In September 1993, the Company completed a private placement offering and received a total of $3,108,530 (net of related costs and expenses of $491,500). The offering consisted of common stock, convertible debentures and warrants. In connection with this offering, the Company issued 600,005 shares of its common stock, as well as warrants for the same number of shares and issued convertible debentures amounting to $1,800,015. The warrants were exercisable at a price of $4.00 per share for a period of one year. The debentures paid interest monthly at an annual rate of 8% and were subordinate to all existing and future senior indebtedness of the Company. On November 24, 1993, the debentures were converted into 514,290 shares of the Company's common stock. During 1994 all warrants from the private placement were exercised and the Company received a total of $2,400,020 and issued 600,005 shares of its common stock.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 7 - STOCKHOLDERS' EQUITY (Continued)

    In late January and early February 1995, the Company completed a private placement offering and received a total of $4,243,500. In connection with this offering the Company issued 942,999 shares of its common stock. The offering also included Warrants to purchase 471,499 shares of common stock at an exercise price of $5.00 per share and expiring on January 31, 1998. The Company has the right, under certain conditions, to request the mandatory exercise of these warrants after January 1, 1996.

    In June 1995, the Company completed a private placement offering and received a total of $13,418,125, net of related costs and expenses of $854,256. In connection with this offering, the Company issued 3,042,812 shares of common stock. The offering also included warrants to purchase 1,197,863 shares of common stock at exercise prices of $5.70 or $5.75 per share, exercisable after August 15, 1996 and expiring May 31, 1998. The Company has the right, under certain conditions, to request the mandatory exercise of these warrants after August 15, 1996.

    Stock Awards Plan

    The Company has established a Stock Awards Plan (the "Awards Plan") that has been adopted by the Board of Directors and approved by the stockholders on behalf of selected eligible employees and consultants. The Awards Plan covers an aggregate of 4,250,000 shares of common stock as amended on January 18, 1995, and is administered by a committee appointed by the Board of Directors. The Awards Plan provides for the issuance of stock options, stock appreciation rights ("SARs"), restricted stock and other awards (collectively, "Awards").

    Two types of stock options may be granted under the Awards Plan: incentive stock options ("ISOs") which are intended to qualify under Section 422 of the Internal Revenue Code ("IRC"), and non-qualified stock options ("NQSOs"). The option price of each NQSO granted under the Awards Plan may not be less than the par value of a share of common stock. The option price of each ISO granted under the Awards Plan must be at least equal to the stock's fair market value on the date the ISO is granted. The Stock Awards Committee determines the option exercise period of each option. The period may not exceed ten years from the date of grant. The aggregate fair market value of the shares covered by ISOs granted under all stock option plans of the Company that become exercisable by a grantee for the first time in any calendar year is subject to a $100,000 limit. The NQSOs granted under the Awards Plan have been granted at an exercise price which is no less than the fair market value at the date of grant.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 7 - STOCKHOLDERS' EQUITY (Continued)

    The following table summarizes the activity in the Awards Plan:


                                                     Number of shares           Price range
                                                     -----------------        -----------------
        Shares under option - January 1, 1993               671,000           $0.6250 - $2.8100
          Granted                                           898,500            1.2500 -  7.6875
          Exercised                                          (8,000)           1.7500
          Terminated                                        (46,500)           1.2500 -  7.3750
                                                          ---------
        Shares under option - December 31, 1993           1,515,000            0.6250 -  7.6875
          Granted                                         1,854,000            4.0625 -  8.0000
          Exercised                                         (45,000)           1.7500 -  2.4000
          Terminated                                       (860,800)           1.7500 -  8.0000
                                                          ---------
        Shares under option - December 31, 1994           2,463,200            0.6250 -  8.0000
          Granted                                         1,108,000            4.0625 -  9.2500
          Exercised                                          (4,500)           1.7500
          Terminated                                       (472,500)           1.7500 -  8.8750
                                                          ---------
        Shares under option - December 31, 1995           3,094,200           $0.6250 - $9.2500
                                                          =========

    The number of shares of common stock available for granting future options was 1,227,000, 233,800 and 1,098,300 at December 31, 1993, 1994 and 1995. At
December 31, 1995, options were exercisable to purchase 955,533 shares.

    Non-Plan Options and Warrants

    The Company has from time to time awarded stock options or granted warrants to certain non-employees. These options and warrants have terms varying from 1 to 10 years, are exercisable over periods up to 5 years, and have prices that approximated the fair value on the date granted.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 7 - STOCKHOLDERS' EQUITY (Continued)

    The following table summarizes the activity of non-plan options and warrants:

                                                            Number of shares           Price range
                                                            -----------------        -----------------
        Shares under option - January 1, 1993                    225,000             $0.5000 - $ 5.7500
          Granted                                                930,266              1.5000 -   6.3750
          Exercised                                             (100,000)             5.0000
                                                               ---------
        Shares under option - December 31, 1993                1,055,266              0.5000 -   6.3750
          Granted                                              1,485,000              0.5000 -   7.5000
          Exercised                                             (964,444)             0.5000 -   4.1500
          Terminated                                            (185,000)             2.7500 -   5.7500
                                                               ---------
        Shares under option - December 31, 1994                1,390,822              1.5000 -   7.5000
          Granted                                              1,700,000              4.5000 -  10.0000
          Exercised                                             (537,222)             1.5000 -   5.1875
                                                               ---------
        Shares under option - December 31, 1995                2,553,600             $1.5000 - $10.0000
                                                               =========

        Shares exercisable - December 31, 1995                 1,576,599
                                                               =========

    Directors' Stock Option Plan

    The Company has established a Directors' Stock Option Plan (the "Directors' Plan") that has been adopted by the Board of Directors and approved by the stockholders on behalf of each non-employee director. The Directors' Plan covers an aggregate of 60,000 shares of common stock and will expire in 2001.

    The Directors' Plan provides that each non-employee director would receive an option to purchase 10,000 shares (amended to 20,000 shares) at the fair market value, subject to the overall limit of the number of shares issuable under the Directors' Plan. The maximum term of each option is ten years from the date the option is granted and automatically terminates upon leaving office.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 7 - STOCKHOLDERS' EQUITY (Continued)

    On October 15, 1991, the Company granted options to a director to purchase 10,000 shares of common stock at $5.00 per share, pursuant to the Directors' Plan. On December 28, 1993, the Company granted options to a director to purchase 10,000 shares of common stock at $6.625 per share, pursuant to the Directors' Plan. On August 2, 1995 the Company granted options to a director to purchase 10,000 shares at $6.56 per share pursuant to the Directors' Plan. On November 29, 1995 the Company granted options to a director to purchase 10,000 shares at $6.875 per share pursuant to the Directors' Plan. The term of each option commences on the date of grant and terminates no later than ten years from such date. Twenty-five percent of each optionee's shares will become exercisable each year commencing on the first anniversary of the date of grant. At December 31, 1994, 10,000 shares were exercisable; 7,500 at $5.00 per share and 2,500 at $6.625 per share and at December 31, 1995 15,000 shares were exercisable; 10,000 shares at $5.00 per share and 5,000 shares at $6.625 per share.

    Escrow Shares

    Upon the consummation of its initial public offering in 1991, the Company's stockholders prior to the offering placed on a pro-rata basis an aggregate of 800,000 shares of common stock in escrow (the"Escrow Shares"), pursuant to an agreement by and among such stockholders, the Company, the escrow agent and the underwriter. The Escrow Agreement permitted the release of the Escrow Shares only upon attaining certain net income requirements. The Company did not meet the net income requirements and, consequently, the 800,000 shares were cancelled and returned to authorized but unissued status (400,000 shares in 1993 and 400,000 shares in 1994).

NOTE 8 - RELATED PARTY TRANSACTIONS

    On May 25, 1993, the Company entered into an Asset Purchase Agreement with Good Chick, Inc., which was 70% owned by the Company's principal stockholder, for the acquisition by the Company of the business and majority of the assets of Good Chick, Inc., which operated as a franchise of the Company and was party to a Special Area Development Agreement. The purchase price for the assets of Good Chick, Inc. was 1,000,000 shares of the Company's common stock valued as of April 15, 1993 (the effective date), which approximated the historical cost of the assets acquired amounting to $330,000. Since the transaction was between parties under common control, it was accounted for in a manner similar to a pooling of interests. Historical results of operations would not have been significantly different had the acquisition occurred as of the beginning of the year or the preceding period. Good Chick, Inc. assigned its right to these 1,000,000 shares to the Company's principal stockholder as partial repayment of Good Chick, Inc.'s existing debt. As a result of this transaction, the existing Special Area Development Agreement and Franchise Agreement were cancelled.

    During the years ended December 31, 1993, 1994 and 1995 a corporation in which the Company's principal stockholder has a controlling interest provided various services to the Company. These services included accounting, bookkeeping, occupancy and various other office services. The Company paid $29,146, $84,148 and $77,576, respectively, for these services during the years ended December 31, 1993, 1994 and 1995.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

    During the year ended December 31, 1993, the Company borrowed a total of $888,000 from its principal stockholder to pay for capital improvements and equipment of company-owned stores and certain other costs. Prior to December 31, 1993, the Company issued 700,000 shares of its common stock in repayment of $350,000 of this debt. Interest accrued on these borrowings at 8% per annum together with the remaining loan balance of $538,000 was repaid in September, 1993 from the proceeds of a private placement of debt and equity securities. The Company also issued 200,000 common shares to the principal stockholder as payment for various expenses incurred by such stockholder.

    During the years ended December 31, 1994 and 1995 a corporation in which an officer has controlling interest provided the company training manuals and other operations, recruiting and marketing services. The Company made payments of $59,967 and $327,603 during the years ended December 31, 1994 and 1995.

    On March 21, 1995, the Company issued 200,000 shares of its common stock, subject to certain restrictions, to its principal stockholder in connection with the amendment and extension of his employment agreement (see Note 12). The value assigned to these shares is being amortized over the term of the employment agreement, the unamortized portion is shown as a reduction to stockholders' equity.

NOTE 9 - INCOME TAXES

    Deferred tax assets consist of the following and the Company has provided valuation allowances to offset the benefit of any net operating loss carryforwards or deductible temporary differences as a result of adopting SFAS 109:

                                                  December 31,
                                           ---------------------------
                                               1994           1995
                                           ------------   ------------
    Deferred Tax Assets:
     Net operating loss carryforwards      $ 4,170,000    $ 7,060,000
     Other                                      16,000              -
                                           -----------    -----------
    Total Deferred Tax Assets                4,186,000      7,060,000
                                           -----------    -----------
    Deferred Tax Liabilities:
    Capitalized pre-opening costs                    -       (336,000)
    Excess depreciation                              -        (48,000)
                                           -----------    -----------
    Total Deferred Tax Liabilities                   -       (384,000)
                                           -----------    -----------
                                             4,186,000      6,676,000

    Valuation Allowance                     (4,186,000)    (6,676,000)
                                           -----------
    Net Deferred Tax Assets                $         -    $         -
                                           ===========    ===========

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 9 - INCOME TAXES  (Continued)

    Since inception the Company has reported losses for income tax and financial reporting purposes. Accordingly, no provisions for Federal or state income taxes were provided. A 100% valuation allowance was provided at December 31, 1994 and 1995 since management could not determine that it was more likely than not that the net deferred tax asset would be realized.

    At December 31, 1995, the Company has available net operating loss carryforwards of approximately $19,600,000 for income tax purposes, subject to certain limitations, which expire in varying amounts through 2010. Federal tax rules, as defined by IRC Section 382, impose limitations on the use of net operating losses following certain changes in ownership. Such a change occurred during 1995, the limitation reduced the amount that such benefits would be available to offset future taxable income each year commencing in 1995 in the amount of approximately $3.4 million per year.

NOTE 10 - OTHER ITEMS

    Store Closings

    On July 9, 1993, the Company closed its location in New York City. The loss on store closing amounted to $710,000, which included the net book value of fixed assets abandoned, estimated closing costs, and estimated damages due to its Landlord including the loss of the Company's security deposit. In December 1993, the Company sold this location and recognized a gain in the financial statements for the year ended December 31, 1993 of $322,000.

    On December 15, 1993, the Company sold its location in Long Beach, California to be operated as a Koo Koo Roo franchise. As part of the sale the Company received a promissory note for $275,000 secured by all furniture, fixtures and equipment. As a result of the sale, the Company recognized a loss of $97,000 for the year ended December 31, 1993. Beginning March 1994, the franchisee defaulted on current obligations that led to the closing of the location. As a result of the store closing, the Company recognized a loss during the year ended December 31, 1994 of $380,000 which includes the unpaid amount of the promissory note, the net amount of fixed assets abandoned, estimated damages due to the landlord and other associated costs. During June 1995 the estimated damages due to the landlord were increased and, accordingly, the Company recognized an additional loss of $150,000 in the year ending December 31, 1995.

    On December 26, 1995, the Company allowed an option to renew its lease to expire and closed its location in Miami Beach, Florida which had been opened in June 1991. The loss on store closing amounted to $367,000 and included the net book value of fixed assets abandoned, estimated closing costs and additional payments due in accordance with the store lease.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 10 - OTHER ITEMS (Continued)

    Aborted Financing

    During August 1994, the Company and Casual Dining Concepts ("CDC"), a privately held company formed to operate and control restaurants, executed a Letter of Intent pursuant to which CDC would provide the Company with $55 million of capital funds in exchange for senior secured notes, preferred stock, common stock and warrants to purchase the Company's common stock. In September 1994, the Company issued 60,000 shares of its unregistered common stock to CDC for the par value of $.01 per share. The Company immediately repurchased these shares from CDC at the same price to be held in its treasury and further pledged these shares as security for up to $300,000 of loans to be made by CDC to the Company. In October 1994, the Letter of Intent expired without any definitive agreements and, after careful consideration, the Company decided it was not in its stockholders' best interest to further pursue the above financing agreement. In connection with the terms of the original Letter of Intent, the Company incurred approximately $331,000 of expenses which are included in the caption Operating Expenses in the accompanying statement of operations for the year ended December 31, 1994.

    Area Franchise / Development Rights

    On August 18, 1995, the Company purchased the franchise rights for San Diego and Northern California (including certain counties in and around San Francisco), the assets of one existing franchise location including the assignment of the lease for this location and the assumption of certain related liabilities and certain other assets (including the assignment of the lease for an additional location and the assumption of liabilities for a third location). In connection with this purchase, the Company issued 200,000 shares of its unregistered common stock. The aggregate purchase price of $1,215,000 has been allocated as follows: $150,000 to property and equipment, $240,000 in satisfaction of deferred franchise revenue and $825,000 to the acquisition of franchise rights. The franchise rights are being amortized over a period of ten years.

    In August 1995, the Company acquired certain development and joint venture rights for possible future locations in the State of Florida and certain portions of Georgia. As consideration for this agreement, the Company granted a non-plan stock option to purchase 300,000 shares of common stock at $4.50 per share, a price lower than the quoted market price at the time the option was granted. The rights were recorded at the excess of the market value over the exercise price which amounted to $414,000 and is being amortized over a period of ten years.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 11 - COMMITMENTS AND CONTINGENCIES

    The Company leases restaurants, ceramic studios, a warehouse and an office facility under long-term operating leases. Future minimum lease payments under these noncancellable operating leases are as follows:

         Year           Amount
      ----------      ----------
       1996           $2,747,350
       1997            2,789,983
       1998            2,821,412
       1999            2,660,129
       2000            2,330,358
      Thereafter       6,960,356

    In addition to the above amounts, the leases generally contain inflation escalation clauses and requirements for the payment of property taxes, insurance and maintenance expenses, and security deposits and certain leases call for additional payments based on sales volume. Rent expense was $752,162 for the year ended December 31, 1993, $1,236,910 for the year ended December 31, 1994 and $1,858,730 for the year ended December 31, 1995.

    In August 1994, an action was instituted, in the Superior Court of Los Angeles, against the Company by a party seeking monies due under a lease agreement. The Company vacated the premises making it available for a new tenant and filed a counterclaim. While the ultimate liability cannot be specifically determined at this time, it is management's opinion that the ultimate resolution of the aforementioned claims will not exceed $405,000. As of December 31, 1995 this estimated liability is included in accrued store closing costs on the consolidated balance sheet (see Note 10).

    The Company has become subject to various lawsuits, claims and other legal matters in the course of conducting its business. The Company believes that the outcome of such lawsuits, claims and other legal matters will not have a material impact on the Company's consolidated financial position.

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 12 - EMPLOYMENT AGREEMENTS

    The Company entered into a 5 year employment agreement with its Chairman effective October 15, 1991. On January 9, 1995 this agreement was amended and restated, whereby the term was extended for an additional 6 years and 200,000 shares of common stock were issued to the Chairman. The agreement provides aggregate minimum annual compensation of $150,000.

    On March 16, 1992, the Company entered into a 3 year employment agreement with an individual to be President and Chief Operating Officer. On March 17, 1995, the agreement was amended and restated and the term was extended for an additional 2 years. The agreement provides for minimum annual compensation of $150,000.

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental disclosures of cash flow information:

    Interest expense was $64,701 and $9,401 during the years ended December 31, 1994 and 1995.

    Supplemental noncash investing and financing activities:

    The Company issued common stock in payment for various expenses and the acquisition of certain assets. These issuances were recorded at their fair value of the shares at the dates of issuance as follows:


                                               Shares      Amount
                                             ---------   ----------
    During 1993
    -----------
    Principal stockholder:
      Payment of expenses                      300,000   $  131,250
      Repayment of loans                       700,000      350,000
      Acquisition of assets                  1,000,000      336,870
    Payment of expense                         134,730      483,897

    During 1994
    -----------
    Acquisition of assets                       85,189      500,000
    Payment of expenses                         11,448       59,500

    During 1995
    -----------
    Principal stockholder:
      Extension of employment agreement        200,000      945,000
    Acquisition of assets                      241,409    1,927,250
    Acquisition of minority interest           275,848    1,911,493
    Payment of expenses                        159,560      863,857

                      KOO KOO ROO, INC. AND SUBSIDIARIES

NOTE 14 - SUBSEQUENT EVENTS

    In March 1996, the Company agreed to acquire 90% of the stock of a small chain of paint-your-own pottery studios located in Southern California. The consideration consisted solely of 377,000 shares of restricted, unregistered Koo Koo Roo common shares. Of this total, shares aggregating $900,000 in value are subject to registration at the end of one year, and 100,000 shares are subject to a lock-up to be released at the end of three years. Two founders of the acquired company have five year management contracts with annual compensation of $50,000 each plus profit sharing and certain change in control provisions. The acquisition was accounted for using the pooling of interest method of accounting. Accordingly, the financial statements have been restated to include the effects of the acquisition.

    In March 1996, the Company completed a private placement offering and received a total of $2,981,000 (net of related costs and estimated expenses of $280,000). The private placement offering consisted of 450,000 shares of the Company's common stock. The Company could be required to issue additional shares if during the first twelve months after issuance, the Company sold newly issued common stock at a price below that of the private placement. The placement agent in the transaction received a warrant to purchase 40,500 shares of the Company's common stock at $7.75 per share.

    In March 1996, the Company completed a private placement of 5% Series A Convertible Preferred Stock (the "Convertible Preferred") and received a total of $27,530,000 (net of related costs and estimated expenses of $2,470,000). The Convertible Preferred can be converted at the rate of 10% of each holders' shares, per month starting in the fourth month, into the Company's common stock at the market price, less a discount of 13% on the 91st day after issuance increasing to 29% at the end of 13 months. The conversion ratio will be based on the market price of the Company's stock at the time of the conversion. The placement agents in the transaction received a warrant to purchase 108,000 shares of the Company's Convertible Preferred at $25.00 per share.

    The following unaudited pro forma condensed consolidated balance sheet gives effect to the private placements, described above, as if they had occurred on December 31, 1995.

                                                       Pro Forma
                                        Historical    As Adjusted
                                        -----------   -----------
      Current assets                    $ 8,032,000   $38,548,000
      Property and equipment             14,271,000    14,352,000
      Intangibles and other assets        4,252,000     4,238,000
                                        -----------   -----------
                                        $26,555,000   $57,138,000
                                        ===========   ===========

      Current liabilities               $ 4,115,000   $ 4,073,000
      Minority interest                     718,000       713,000
      Long-term debt                        179,000       195,000
      Stockholders' equity               21,543,000    52,157,000
                                        -----------   -----------
                                        $26,555,000   $57,138,000
                                        ===========   ===========